mr

10026980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48236 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCM SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 18TH FLOOR
(No. and Street)

| NEW YORK | NY | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT R. LEWIS (212) 380-2280
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

| 488 MADISON AVENUE, FLOOR 3 | NEW YORK | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 25 2010
Washington, DC
105

JD 3/10/2010

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ROBERT R. LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCM SECURITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Notary Public

JANET ROBLES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6137590
Qualified in Kings County
My Commission Expires December 05, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FPCM SECURITIES, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years ended December 31, 2009 and 2008

# FPCM SECURITIES, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years ended December 31, 2009 and 2008

## CONTENTS

Crowe Horwath™

**Crowe Horwath LLP**
Independent Member Crowe Horwath International

# REPORT OF INDEPENDENT AUDITORS

To the Member of
FPCM Securities, LLC
New York, New York

We have audited the accompanying statements of financial condition of FPCM Securities, LLC as of December 31, 2009 and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of FPCM Securities, LLC as of December 31, 2008 were audited by other auditors whose report dated February 24, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of FPCM Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 19, 2010

FPCM SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 55,990 | $ 73,250 |
| Accounts receivable | 160,274 | 184,940 |
| Other assets | 24,455 | 17,563 |
| | $ 240,719 | $ 275,753 |
| **LIABILITIES AND MEMBER'S CAPITAL** | | |
| **Liabilities** | | |
| Accrued commissions and other payables | $ 153,655 | $ 201,823 |
| **Commitments and contingences** (Notes 3, 4, 5 and 6) | | |
| **Member's capital** | 87,064 | 73,930 |
| | $ 240,719 | $ 275,753 |

See accompanying notes to financial statements
and report of independent auditors.

FPCM SECURITIES, LLC
STATEMENTS OF OPERATIONS

| | Year ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| **Revenue** | | |
| Commissions | $ 2,057,313 | $ 1,984,185 |
| Interest and dividend income | 228 | 4,007 |
| | 2,057,541 | 1,988,192 |
| **Expenses** | | |
| Commissions | 1,894,447 | 1,810,887 |
| General and administrative | 127,960 | 155,943 |
| | 2,022,407 | 1,966,830 |
| **Net income** | $ 35,134 | $ 21,362 |

See accompanying notes to financial statements
and report of independent auditors.

FPCM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL

| | | |
|---|---|---|
| **Balance, January 1, 2008** | $ | 73,568 |
| Capital distributions to member | | (21,000) |
| Net income | | 21,362 |
| **Balance, December 31, 2008** | $ | 73,930 |
| Capital distributions to member | | (22,000) |
| Net income | | 35,134 |
| **Balance, December 31, 2009** | $ | 87,064 |

See accompanying notes to financial statements
and report of independent auditors.

FPCM SECURITIES, LLC
STATEMENTS OF CASH FLOWS

| | Year ended December 31, 2009 | 2008 |
|---|---|---|
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | |
| **Cash flows from operating activities** | | |
| Net income | $ 35,134 | $ 21,362 |
| **Changes in operating assets and liabilities** | | |
| Accounts receivable | 24,666 | (70,388) |
| Other assets | (6,892) | (1,729) |
| Accrued commissions and other payables | (48,168) | 31,007 |
| Net cash provided by (used in) operating activities | 4,740 | (19,748) |
| **Cash flows used in financing activities** | | |
| Member capital distributions paid | (22,000) | (21,000) |
| **Net decrease in cash and cash equivalents** | (17,260) | (40,748) |
| **Cash and cash equivalents at beginning of year** | 73,250 | 113,998 |
| **Cash and cash equivalents at end of year** | $ 55,990 | $ 73,250 |

See accompanying notes to financial statements
and report of independent auditors.

## NOTE 1 - ORGANIZATION

FPCM Securities, LLC (the "Company"), a wholly-owned subsidiary of FPCM Holdings, LLC (the "Parent Company"), was formed on February 14, 1995, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in the business of offering and selling securities and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The principal office of the Company is located at 140 Broadway, 18th Floor, New York, NY 10005. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

The Company shall dissolve upon the earlier of dissolution date specified by managers or withdrawal of all managers, insolvency, liquidation and bankruptcy.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The Company believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

### Revenue recognition

Revenue, which consists principally of commissions on private placement variable life insurance and annuity contracts as well as registered products, is recognized when earned and no longer subject to renegotiation or refund.

### Commissions

Commission expense is recognized when the related revenue is earned and paid to an independent contractor for providing the Company with introductions to accredited investors. Commissions are paid within 30 days of the Company's successful receipt, deposit, and availability of funds for payments from commission revenue.

- Continued -

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the responsibility of the Parent Company.

### Cash and cash equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The Company has deposits with commercial financial institutions, which, at times, may exceed FDIC insured limits. Management periodically evaluates the credit worthiness of these institutions and has not experienced any losses on such deposits.

### Recent accounting pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

## NOTE 3 - RELATED PARTY TRANSACTIONS

In January 2006, the Company entered into a four year agreement with First Principles Capital Management, LLC, an affiliate of the Parent Company to provide leased office space and administrative services to the Company. The Agreement required the Company to pay monthly fees of $3,000 per month during the years ended December 31, 2009 and 2008 and for the remaining term of the Agreement. The monthly fee includes rents, utilities, property taxes, property insurance, repairs and maintenance. Expenses related to the Agreement for the years ended December 31, 2009 and 2008 were $36,000 and $36,000, respectively, and are included in general and administrative expenses.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

- Continued -

**NOTE 4 - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2009, the Company had net capital of $53,475 which was $43,231 in excess of its required minimum net capital of $10,244. The Company's ratio of aggregate indebtedness to net capital was 2.87:1 as of December 31, 2009.

**NOTE 5 - CONTRACTS**

In January 2006, the Company entered into a Broker/Dealer Sales and Supervision Agreement with Hartford Equity Sales Company, Inc. and Hartford Life Insurance Company (collectively, "Hartford") whereby the Company was appointed as agent for Hartford in the solicitation and procurement of private placement variable life insurance and annuity contracts as well as registered products. Approximately 61% and 70% of the Company's commission revenue for the years ended December 31, 2009 and 2008, respectively, were derived from the agreement with Hartford. Accounts receivable of $100,494 and $163,710 at December 31, 2009 and 2008, respectively, were due from Hartford and were collected during January 2010 and 2009, respectively.

The Company also entered into a Financial Operational and Procedures Agreement with Capital Markets Compliance, LLC in January 2006 to outsource its Financial and Operational Principal and Chief Financial Officer responsibilities.

**NOTE 6 - INDEMNIFICATIONS**

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

**NOTE 7 - SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 19, 2010, the date on which these financial statements were issued.

FPCM SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED
BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total member's capital | $ | 87,064 |
| **Less non-allowable assets** | | |
| Receivables from non-customers | | (8,014) |
| Other assets | | (24,455) |
| Total net capital before haircuts | | 54,595 |
| **Less haircuts on securities** | | |
| Money market funds | | (1,120) |
| **Net capital** | $ | 53,475 |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 10,244 |
| Minimum dollar net capital requirement | $ | 5,000 |
| Net capital requirement (greater of above amounts) | $ | 10,244 |
| Excess net capital | $ | 43,231 |
| Excess net capital at 1,000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar capital requirement) | $ | 38,110 |
| **AGGREGATE INDEBTEDNESS** | | |
| Total aggregate indebtedness | $ | 153,655 |
| Ratio of aggregate indebtedness to net capital | | 2.87:1 |

See accompanying notes to financial statements
and report of independent auditors.

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:**

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the Focus report on Form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Crowe Horwath.
Crowe Horwath LLP
Independent Member Crowe Horwath International

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Member of
FPCM Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of FPCM Securities, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to assurance that assets for which the Company has responsibility are safeguarded against loss

- Continued -

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 19, 2010

Crowe Horwath

**Crowe Horwath LLP**
Independent Member Crowe Horwath International

488 Madison Avenue, Floor 3
New York, New York 10022-5722
Main: 212.572.5500
Fax: 212.572.5572
www.crowehorwath.com

# REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

To the Member of
FPCM Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by FPCM Securities, LLC ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenues reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2009, less total revenues reported on the Company's FOCUS reports for the period from January 1, 2009 through March 31, 2009, with the amounts reported on Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting $1 difference; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no mathematical errors.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 19, 2010

**SIPC-7T**
(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**
(29-REV 12/09)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048236 FINRA DEC
FPCM SECURITIES LLC 5*5
140 BROADWAY 18TH FL
NEW YORK NY 10005-1108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Self: (770) 263-7300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 150 )
January 22, 2009
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment) ( )

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FPCM SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24th day of February, 2010.

SIGN HERE

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

| | Amounts for the fiscal period beginning April 1, 2009 and ending December, 20 09 Eliminate cents |
|---|---|
| **Item No.** | |
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,598,711 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1,598,660 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 1,598,660 |
| 2d. SIPC Net Operating Revenues | $ 51 |
| 2e. General Assessment @ .0025 | $ 150 |
| | (to page 1 but not less than $150 minimum) |